Chapman and Cutler LLP	111 West Monroe Street
Chicago, Illinois 60603

October 19, 2015

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation
File Nos. 333-204886, 811-23067

Mr. Minore:

As requested, on behalf of RiverNorth Marketplace Lending Corporation (the “Registrant”), we are submitting to you a marked copy of the Prospectus and Statement of Additional Information filed as part of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registrant’s Registration Statement on Form N‑2 (File No. 333-204886), clean copies of which were previously filed on October 9, 2015, to reflect the changes made to the initial Registration Statement filed on June 11, 2015.

If we may cooperate with you in any way in connection with your review of the Amendment, please telephone the undersigned at (312) 845‑3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures